UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2022

Commission File Number: 001-39833

EZGO Technologies Ltd.

(Registrant’s Name)

Building #A, Floor 2, Changzhou Institute of Dalian University of Technology,

Science and Education Town,

Wujin District, Changzhou City

Jiangsu, China 213164

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Changes in Registrant’s Certifying Accountant

EZGO Technologies Ltd., a British Virgin Islands business company (the “Company”) is furnishing this Current Report on Form 6-K to report the withdrawal and termination of Briggs & Veselka Co. (“BV”) as its independent registered public accounting firm effective as of January 31, 2022. BV informed the Company that it was withdrawing as the Company’s independent registered public accounting firm as BV has joined the accounting firm of Crowe LLP, effective as of January 1, 2022, and BV withdrew from qualification as a Public Company Accounting Oversight Board registered firm on January 27, 2022 as a result of its joining Crowe LLP. The Company is in the process of engaging a new auditor, as the successor independent registered public accounting firm of the Company, for the fiscal year ended September 30, 2022. The Company will file a subsequent Current Report on Form 6-K to report the engagement of such successor independent registered public accounting firm promptly after the consummation of such engagement.

BV’s withdrawal and termination has been considered and approved by the Company’s audit committee. The audit report of BV on the financial statements of the Company as of and for the year ended September 30, 2021 did not contain any adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope, or accounting principles. There were no disagreements with BV on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, from the time of BV’s engagement up to the date of termination which disagreements that, if not resolved to BV’s satisfaction, would have caused BV to make reference in connection with its opinion to the subject matter of the disagreement. Other than the material weakness in the Company’s internal control over financial reporting, there were no “reportable events” as that term is described in Item 16F(a)(1)(v)(A) through (D) of Form 20-F occurred within the fiscal year of the Company ended September 30, 2021 and subsequently up to the date of termination.

The Company provided BV with a copy of this Form 6-K and requested that BV provide the Company with a letter addressed to the Securities and Exchange Commission stating whether it agrees with the above statements. A copy of BV’s letter is furnished as Exhibit 16.1 to this Form 6-K.

The Company intends to use this Form 6-K and the accompanying exhibit to satisfy its reporting obligations under Item 16F(a) of its Form 20-F for the fiscal year ended September 30, 2022 to the extent provided in and permitted by Paragraph 2 of the Instructions to Item 16F of Form 20-F and plans to incorporate Exhibit 16.1 reference into its Form 20-F to the extent necessary to satisfy such reporting obligations.

EXHIBIT INDEX

Exhibit No.	Description
16.1	Letter from Briggs & Veselka Co., dated January 31, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EZGO Technologies Ltd.

By:	/s/ Jianhui Ye
Name:	Jianhui Ye
Title:	Chief Executive Officer

Date: January 31st, 2022

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